

October 4, 2011

Via E-mail
Thomas X. Geisel
President and Chief Executive Officer
Sun Bancorp, Inc.
226 Landis Avenue
Vineland, New Jersey 08360

> **Re:** **Sun Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed September 28, 2011**
> **File No. 333-176529**

Dear Mr. Geisel:

We have reviewed your response letter and amended registration statement dated September 28, 2011 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Securityholders, page 10

1. We note your response to comment 4 of our letter dated September 1, 2011. Please identify the Siguler Guff Shareholders in an appropriate place in the registration statement and revise to include them in the selling shareholder table, as necessary.

2. We reissue comment 4 of our letter dated September 1, 2011 with respect to Maycomb Holdings II, III and IV. Provide this same disclosure regarding the Siguler Guff Shareholders, as necessary, or tell us why you believe that such disclosure is not required, since you state that they are not reporting companies, subsidiaries of a reporting company or registered investment funds.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3436 with any questions.

Sincerely,

/s/ Gregory Dundas

Gregory Dundas
Senior Counsel

cc.   <u>Via E-mail</u>
Joan Guilfoyle, Esq.
Malizia Spidi & Fisch, PC